SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

April 14, 2009

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, April 13th 2009

To
Comisión Nacional de Valores (Argentine Securities Exchange Commission)

We attach heredo the letter sent on the date hereof to the Administración Nacional de la Seguridad Social (A.N.Se.S.) in compliance with the request of information made by such governmental entity regarding the general and special shareholders’ meeting of Banco Macro S.A. to be held on 21 April 2009.

Sincerely,

Buenos Aires, April 13th 2009.

Doctor Pablo D. Martínez Burkett
Administración Nacional de la Seguridad Social (A.N.Se.S.)

Dear Mr. Martínez Burkett,

Reference is made to your request of information regarding the general and special shareholders’ meeting of Banco Macro S.A. to be held on 21 April 2009. As per such request we inform the following:

1. Change in the number of regular directors and basis for such change. List of regular and alternate directors Banco Macro S.A. intends to designate, as well as their background information, resumés, etc. (item 8).

The shareholders’ meeting shall evaluate the potential increase in the number of regular directors from ten to eleven, with an eye on allowing the early incorporation of the sole director of Nuevo Banco Bisel S.A. (a company with which Banco Macro has entered into a preliminary merger agreement last March 19), who is currently not a member of the board of directors of Banco Macro S.A.

The list of regular and alternate directors the company intends to designate is as follows:

Regular Directors	Jorge Horacio Brito
Delfín Jorge Ezequiel Carballo
Jorge Pablo Brito
Marcos Brito

Alternate Directors	Ernesto Eduardo Medina
Fernando Raúl García Pulles
Mario Eduardo Bartolomé
Delfín Federico Ezequiel Carballo

Next follows a biographic review of the members of the board of directors:

Jorge Horacio Brito was born on 23 July 1952. He is the chairman of the Board of Directors of Banco Macro S.A., Asociación de Bancos Argentinos (ADEBA), Nuevo Banco Bisel S.A., Sud Inversiones y Análisis S.A., Macro Securities S.A. Sociedad de Bolsa, Banco del Tucumán S.A. and Inversora Juramento S.A. Mr. Brito has acted as vice chairman of Asociación de Bancos Públicos y Privados de la Argentina (ABAPRA) and has been amember of the board of directors of Repsol Y.P.F. Mr. Brito joined Banco Macro on June 1988.

Delfín Jorge Ezequiel Carballo was born on 21 November 1952. Mr. Carballo graduated as a Lawyer from the School of Law of Pontificia Universidad Católica Argentina. Mr. Carballo is the vice chairman of the Board of Directors of Banco Macro S.A., Nuevo Banco Bisel S.A., Sud Inversiones y Análisis S.A., Macro Securities S.A. Sociedad de Bolsa and Banco del Tucumán S.A. and holds office as regular director of Mercado de Valores de Buenos Aires (Merval). Mr. Carballo joined Banco Macro S.A. on June 1988.

Jorge Pablo Brito was born on 29 June 1979. Mr. Jorge Pablo Brito is a member of the Board of Directors of Banco Macro S.A., Banco del Tucumán S.A., Nuevo Banco Bisel S.A., Macro Securities S.A. Sociedad de Bolsa, and vice president of Inversora Juramento S.A. and president of Macro Warrants S.A. and Red Innova Administradora de Fondos S.A. Mr. Brito joined Banco Macro S.A. on June 2002.

Marcos Brito was born on 5 October 1982. Mr. Marcos Brito graduated with a degree in Business Economics from Universidad Torcuato Di Tella. Mr. Marcos Brito holds office as regular director of Nuevo Banco Bisel S.A. and Inversora Juramento S.A.

Ernesto Eduardo Medina was born on 9 January 1967. Mr. Medina graduated with a Public Accountant degree and a degree in Business Administration, both granted by the School of Economics of Universidad de Buenos Aires. In addition, he graduated as Systems Analyst  from the Universidad de Buenos Aires. Mr. Medina also holds office as alternate director of Banco del Tucumán S.A.

Fernando Raúl García Pulles was born on 15 April 1955. Mr. García Pulles graduated as Lawyer and holds a Doctor of Laws degree from Universidad Católica Argentina. Mr. García Pulles has acted as Deputy Treasury Attorney General (Subprocurador del Tesoro de la Nación) from 1991 to 1995.

Mario Eduardo Bartolomé was born on 12 August 1945. He is a member of the Board of Directors of Banco Macro S.A. since 2004.

Delfín Federico Ezequiel Carballo was born on 4 July 1984. Mr. Carballo graduated with a degree in Business Economics from Universidad Torcuato Di Tella. Mr. Carballo joined Banco Macro S.A. on March 2008.

2. Remuneration proposed for the members of the supervisory committee (item 6).

Banco Macro will propose to ratify the payments already made to the members of the supervisory committee during the year 2008 for a total amount of AR $422,640.

3. Remuneration proposed to the independent auditor (item 7).

Banco Macro will propose to ratify the fees paied to the independent auditor during the year 2008 for a total amount of AR $2,387,105.

4. Number of members of the Supervisory Committee that Banco Macro intends to propose as well as the list of prospects and their background information, resumés, etc. (item 9).

Banco Macro will propose the designation of three regular syndics and three alternate syndics. The names of those who shall be desiganted for such offices are currently being evaluated.

5. Estimated budget assigned to the Audit Committee (point 11).

The shareholders’ meeting held on 29 April 2008 resolved to delegate to the board of directors the determination of the budget for the audit committee. In this same line, Banco Macro will propose the shareholders’ meeting to resolve such delegation, setting for this year’s budget the same amount paid the last two years, i.e. AR $600,000.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 14, 2009

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director